UNITED STATES OF AMERICA
          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C.

 . . . . . . . . . . . . . . . . . . . . . . .
In the Matter of                             .
                                             .
ARKANSAS POWER & LIGHT COMPANY               .
LOUISIANA POWER & LIGHT COMPANY              .
MISSISSIPPI POWER & LIGHT COMPANY            .
NEW ORLEANS PUBLIC SERVICE INC.              .
                                             .
     File No. 70-5015                        .
     ________________                        . CERTIFICATE
                                             . PURSUANT TO
     In the Matter of                        . RULE 24
                                             .
SYSTEM FUELS, INC.                           .
SYSTEM ENERGY RESOURCES, INC                 .
ARKANSAS POWER & LIGHT COMPANY               .
LOUISIANA POWER & LIGHT COMPANY              .
MISSISSIPPI POWER & LIGHT COMPANY            .
NEW ORLEANS PUBLIC SERVICE INC.              .
                                             .
     File No.  70-5889                       .
     File No.  70-7574                       .
     File No.  70-7668                       .
     ________________                        .
                                             .
     In the Matter of                        .
                                             .
SYSTEM FUELS, INC.                           .
ENTERGY CORPORATION                          .
                                             .
     File No.  70-8331                       .
                                             .
(Public Utility Holding Company Act of 1935) .
 . . . . . . . . . . . . . . . . . . . . . . .

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission (SEC) under the Public Utility Holding Company Act of 1935, modified by request in the application(s) - declaration(s) referenced above, this is to certify that the following transactions were carried out and borrowings made, during the quarter ended December 31, 1995, pursuant to System Fuels, Inc.'s
(SFI) function as a supplier of fuel for the Entergy Corporation Operating Companies (System) in accordance with the terms and conditions of and for the purposes represented in the application(s) - declaration(s), as amended, and pursuant to the Orders of the SEC, indicated below:

70-5015 December 17, 1971    .......................I
70-5889 April  28, 1978      .......................I
70-7574 January 31, 1989     ......................II
70-7668  September 27, 1989  .....................III
70-8331 March  16, 1994      ......................IV

I. File No. 70-5015 and File No. 70-5889 - 1995 Fuel Supply
   Programs

  Expenditures for SFI's fuel program for 1995 during the 4th quarter and year to date are indicated below:

                                          Net Expenditures
                                           During    Year
                                          4th Qtr  To Date
                                           (In Thousands)

1995 Fuel Supply Program:
    1.  Gas and Oil Development and          $  59     $164
    Production
    2.  Nuclear Fuel Procurement                     10,303
                                             1,009
    3.  Fuel Oil Program                       431     (576)
                                            ------   ------
    Total Expenditures                       1,499    9,891
                                            ------   ------

Less funds derived through amortization
and
    depreciation charges:
    Amortization of Gas and Oil
    Development and
    Production Costs                           628   (1,095)
    Depreciation and other amortization       (140)    (560)
                                           --------  -------

Total depreciation and amortization            488   (1,655)
                                          ---------  -------

Net Expenditures                             1,987    8,236

(Increase) decrease in:
    Outside financing                      (30,000)  (7,000)
    System Money Pool borrowings            11,889    2,832
                                           --------  -------

Total (increase) decrease in borrowings    (18,111)   4,168
                                           --------  -------

Increase (decrease) in working capital    $16,124   $(4,068)
                                          =======   ========


1. Gas and Oil Development and Production
    Net Expenditures
                                                During     Year
                                                4th Qtr   To Date
                                                (In Thousands)

    Gas    and   Oil   Development    and        $    59   $  164
    Production                                  ========   ======

  a)   During the quarter, there was no drilling activity.



      b)    During the 4th quarter of 1995, SFI produced  278,674
      MCFs  of  natural gas and 12,575 barrels of oil  from  it's
      Gas and Oil Development and Production Program (Program) which were sold to non-System parties.

                 During the 4th quarter of 1995, all of SFI's natural gas production was sold to non-System parties. This condition is expected to continue indefinitely. As a result, SFI's expenditures in the Program are being limited to amounts required to protect its existing investment in the properties. Investments in new leases are not being made at this time.

                 During this quarter, SFI recorded a reduction to excess amortization of $628,000, thus reducing accumulated year to date amortization to $1,095,000. When offset by year to date expenditures of $164,000, accumulated excess amortization is $930,891 for the year and $970,425 in total at December 31, 1995.

            c) Calculation of net proceeds from sales to non-System parties from the Program used to amortize the investment in the Program:

                                      Net
                                  Expenditures
                                During     Year
                                  4th Qtr   To
                                      Date
                                 (In Thousands)
Sales to non-System parties:
   Natural gas                    $ 650   $2,586
   Condensate                        56      182
   Crude oil                        232      749
                                  -----    -----
Total                               938    3,517

Miscellaneous income from  non-      66      277
System parties..                  -----    -----
Total                             1,004    3,794

General    and   administrative    (672)   (782)
expense
Operating expense                  (292) (1,046)
Interest expense                     23       20
Amortization adjustment            (692)    (891)
                                  ------  -------
Net proceeds                      $ 628  $(1,095)
                                  =====   =======



2.  Nuclear Fuel Procurement (See Item III)

                                      Net
                                  Expenditures
                                During     Year
                                4th Qtr    To
                                           Date
                                 (In Thousands)

Nuclear Fuel Procurement     $ 1,009   $ 10,303
                             =======   ========



                                      Net
                                  Expenditures
                                 During     Year
                                 4th Qtr      To
                                            Date
                                  (In Thousands)

Activities during the period:
  Expenditures  for   nuclear
  materials and processing
  services                        $  37  $91,975
General and administrative expense   52      180
     Interest expense
                                    920    2,900
                                 ------   ------
     Total
                                  1,009   95,055
                                -------   ------
     Sales of nuclear materials
and processing
          services  to   System       -
companies                                 84,752
                               --------  -------
   Net effect on inventory     $1,009    $10,303
                               ========  =======

  During the 4th quarter of 1995, SFI's purchases totaled $1.0 million for nuclear materials and services. There were no sales during the quarter, and, no new contracts were entered into. However, due to an oversight, on August 31, 1995, SFI entered into a new contract for enrichment services. This was not reported last period.



3. Fuel Oil Program (See Item II)

                                  Net Expenditures
                                 During       Year
                                 4th Qtr       To
                                              Date
                                   (In Thousands)

  Fuel Oil Inventory              $   431 $   (576)
                                ========= =========

   a) Fuel Oil Inventory:

                                               Book
      Inventory as of:            Barrels     Value
                                   (In Thousands)

        December 31, 1995           1,747  $ 27,950
        September 30, 1995          1,729  $ 27,518
        June 30, 1995               1,755  $ 28,459
        March 31, 1995              1,757  $ 28,359
        December 31, 1994           1,759  $ 28,526


                                      During 4th Qtr.
                                      Barrels    Cost
Sales price per barrel to System
companies excluding period cost:

           #2 Fuel Oil                 21,398       $25.47
           #6 Fuel Oil                  3,596       $11.70

   SFI has a fuel oil contract with Marathon Oil Company dated April 15, 1982. On January 1, 1994 Marathon breached the contract by refusing to deliver product and on December 29, 1994, SFI filed suit against Marathon in federal court in New Orleans, Louisiana. During this quarter, SFI continued to prepare for the trial which was rescheduled from November 27, 1995 to January 29, 1996 at the request of the court. At this period's end, an out-of-court settlement is being negotiated.



4.     Other Items:

      a) As of December 31, 1995, SFI's outstanding debt and Parent Companies investment consisted of:

                                     (In Thousands)
                Parent Companies:
                   Common stock             $     20
                   Notes payable              34,000
                                            --------
                      Total                   34,020
                System Money Pool              9,757
                Banks                         30,000
                                            --------
                Total                       $ 73,777
                                            ========

      b) As of January 1, 1987, SFI's employees were transferred to Entergy Services, Inc. (Entergy Services). Entergy Services bills SFI for labor associated with the operation of continuing activities for SFI and other services provided to SFI (financial, legal, administrative, and other activities). For the 4th quarter of 1995, SFI was billed by Entergy Services for the following amounts:


                                                          Total
                                                          During
                                Oct      Nov      Dec    4th Qtr
Cost   of   services
charged to Service    Requests
established to   track  cost   of
functions previously performed by
SFI personnel:

    Direct Cost:
     Labor and related costs   $31,348 $21,167   $14,856  $67,371
           Other direct cost     2,905   2,950     6,002   11,857
        Indirect cost            6,010   2,116     1,702    9,828
                                ------  ------   -------  -------
              Total             40,263  26,233    22,560   89,056
                                ======  ======   =======  =======

     Cost of services charged to
     Service Requests not related
     to transfer of SFI
     personnel:                106,335 135,585   179,974  421,894
                               ------- -------   -------  -------

     Total cost of services
     performed by Entergy
     Services                $146,598 $161,818 $202,534 $510,950
                             ======== ======== ======== ========

     Amounts billed to Operating
     Companies for the Fuel Oil
     Program *                $96,189 $106,203  $158,199 $360,591


     Deferred Cost and services     0        0    (4,283) (4,283)

     Charged to Nuclear Fuel
     Procurement                 7,079    9,954   10,681   27,714

     Charged to Gas and Oil
     Development and Production 43,330   45,661   37,937  126,928
                               ------- -------- -------- --------
        Total                  $146,59 $161,818 $202,534 $510,950
                               ======= ======== ======== ========


    * Charged to the Fuel Oil Program as a component of period costs. For the 3rd quarter of 1995 Fuel Oil Program period costs were allocated 8% to Arkansas Power & Light Company, 56% to Louisiana Power & Light Company, 26% to Mississippi Power & Light Company, and 10% to New Orleans Public Service Inc.

       c) As previously reported, the System's fuels planning and procurement administration was reorganized during 1988, redefining the fuels management roles and placing the responsibility for most fuel procurement decisions with Entergy Corporation System Executives.

SFI, utilizing Entergy Services personnel, continues to be responsible for gas and oil production, financing nuclear fuel inventory and fuel oil inventory and facilities, and accounting functions related to these continuing activities.





II.  File No 70-7574 Bank of America Agreement

      During the quarter, SFI had no borrowings or repayments under this financing agreement. Commitment fees of $19,416 were incurred on the unused portion of the agreement. As of December 31, 1995, the sum of the Aggregate Borrowing Base of Eligible Fuel Oil Inventory and Receivables was $11,707,343, and there were no outstanding borrowings under this agreement.



III. File No 70-7668 Yasuda Trust and Banking Co., Ltd. Agreement
     (Yasuda)

      During the quarter, SFI borrowed $30,000,000 under this financing agreement. Commitment fees of $17,155 were incurred on the unused portion of the agreement. The average outstanding principal balance, was $16,451,612.90 and accrued nterest cost was $85,416.67 for the quarter.

      As previously reported, the Yasuda credit agreement was amended, pursuant to SEC authorization (See HCAR No. 25634, dated September 17, 1992) to increase the commitment fees and margins payable on certain loans and to extend the termination date of the agreement to September 27, 1996. A copy of the amended credit agreement was previously filed with the SEC.

    As  of December 31, 1995, the book value of the nuclear  fuel
was   $47,593,000  and  there  was  $30,000,000  of   outstanding
borrowings under the Yasuda financing agreement.


IV. File No 70-8331 Entergy Corporation Revolving Credit
    Agreement (Entergy)

     Pursuant to the Order issued on March 16, 1994, (Release 35-26006), SFI entered into a loan agreement with Entergy Corporation on March 21, 1994. The agreement allows SFI to borrow and reborrow from Entergy Corporation amounts not to exceed $30,000,000 at any one time. This agreement expires on December 31, 1996.

      As  of the period ended December 31, 1995, SFI had borrowed
no   funds   under  this  agreement.  Erroneously,  the  reported
borrowings, last period under this agreement, were that of a short term arrangement and not this agreement.

      IN WITNESS WHEREOF, SFI has caused this certificate to be executed as of the 1st of February, 1996.





                           ARKANSAS POWER & LIGHT COMPANY
                           LOUISIANA POWER & LIGHT COMPANY
                           MISSISSIPPI POWER & LIGHT COMPANY
                           NEW ORLEANS PUBLIC SERVICE INC.
                           SYSTEM ENERGY RESOURCES, INC
                           ENTERGY CORPORATION
                           SYSTEM FUELS, INC.



                           BY:  /s/ William J. Regan
                                William J. Regan
                                Vice President and Treasurer


                           SYSTEM FUELS, INC.



                           BY:  /s/ William J. Regan
                                William J. Regan
                                Vice President, Treasurer
                                and Assistant Secretary